SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              GOLDSTATE CORPORATION
                                (Name of Issuer)

                        Common Stock -- par value $0.0003
                         (Title of Class of Securities)

                                    000000000
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.


-----------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.   0000000000
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:          Marnie Stanton
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        PN
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                        [  ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Columbia, Canada
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   2,771,000 Shares of Common Stock
     NUMBER OF SHARES       ----------------------------------------------------
       BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY                  0
      EACH REPORTING        ----------------------------------------------------
          PERSON            9      SOLE DISPOSITIVE POWER
           WITH                    2,771,000
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,771,000 Shares of Common Stock
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.39%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Marnie Stanton ("Stanton") as the reporting person hereunder, relative to the acquisition by Stanton of certain shares of common stock issued by Goldstate Corporation. Stanton has not made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.0003 par value, of Goldstate Corporation ("GDSA"). GDSA maintains its principal executive offices at 3305 Spring Mountain Road, Suite 60, Las Vegas, Nevada 89102.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Marnie Stanton, an individual who is a citizen of Canada. The address of Stanton is 19489 115th A Avenue, Pitt Meadonws, British Columbia V3Y 1R5.

     Pursuant to General Instruction C of Schedule 13D, the "Instruction C Person" is Marnie Stanton. Stanton has the sole right to control the disposition of and vote the GDSA securities. The information specified in Item 2 with respect to such Instruction C Person is as follows.

     During the last five (5) years, the Instruction C Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of the Assignment Agreement between Amerocan Marketing, Inc. ("Amerocan") and Stanton dated March 30, 2000 (the "Assignment Agreement"), 2,771,000 shares of restricted common stock of GDSA were issued to Stanton. The consideration exchanged for the securities of GDSA was a promissory note in the principal amount of $33,950.00 bearing interest at the rate of 8% per annum with a repayment term of five years from the date of the Assignment Agreement. A copy of the Assignment Agreement between Amerocan and Stanton is filed herewith as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of obtaining by Amerocan an entity or person which had a better ability for paying cash to Amerocan for amounts due and owing Amerocan by GDSA as follows:

(i) GDSA had incurred debt inclusive of accrued interest in the aggregate amount of $48,500.00 with Amerocan for either past financial, administrative and managerial services performed by Amerocan pursuant to a consulting service agreement entered into with GDSA and/or prior advances made by Amerocan to GDSA.

(ii) GDSA entered into a settlement agreement with Amerocan dated March 29, 2000 (the "Settlement Agreement")whereby Amerocan agreed to settle the debt owed to it by GDSA and accept the issuance of restricted common shares of GDSA at the rate of $0.0175 per share as settlement for all interest and principle due and outstanding to Amerocan as of the date of the Settlement Agreement.

(iii) GDSA desired to enter into the Settlement Agreement to clear its financial books of this and other liabilities in order that GDSA could proceed with other financings, and is not in a financial position to be able to pay cash to Amerocan for satisfaction of such debt.

(iv) Subsequently, Amerocan entered into the Assignment Agreement with Stanton whereby Amerocan agreed to assign all of its rights, title and interest in the Settlement Agreement, including the issuance of the restricted common shares of GDSA, in exchange for the issuance of a promissory note.

(v) Amerocan desired to enter into the Assignment Agreement in order to obtain a discounted promissory note from an entity or person which had a better ability to pay Amerocan cash for satisfaction of such debt.

Pursuant to the instructions for items (a) through (j) of Item 4, Stanton has plans as follows:

(a) As set forth in Item 3 of this Schedule, Stanton has acquired 2,771,000 shares of restricted common stock of GDSA. Stanton Garner may consider the acquisition of additional securities of GDSA, the issuer, but has no present plans or proposals to do so.

(b) Stanton has no present plans or proposals to cause a merger or effect a liquidation or reorganization of GDSA or to enter into extraordinary corporate transactions.

(c) Stanton has no present plans or proposals to cause a sale or transfer of a material amount of assets of GDSA.

(d) Stanton plans to exercise the voting rights associated with ownership of shares of common stock of GDSA.

(e) Stanton has no present plans or proposals to cause a material change in the capitalization of GDSA.

(f) Stanton has no present plans or proposals to make any other material change to the business or corporate structure of GDSA.

(g) Stanton has no present plans or proposals to change GDSA's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of GDSA by any person.

(h) Stanton has no present plans or proposals to cause GDSA's common stock from not being quoted on the OTC Bulletin Board.

(i) Stanton has no present plans or proposal relating to a class of securities of GDSA becoming eligible for termination of registration pursuant to
     Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Stanton does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on March 30, 2000, Stanton beneficially owned 2,771,000 shares (or approximately 16.39% of the outstanding shares) of GDSA's common stock as follows:

     Holder                          Number of Shares
     ------                          ----------------

     Marnie Stanton                  2,771,000

     Total                           2,771,000

(b) The Instruction C Person does not own any common or preferred shares of GDSA. Stanton has sole power to vote or to direct the voting of the 2,771,000 common shares of GDSA.

(c) As of March 30, 2000, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving GDSA equity securities had been engaged in by Stanton, nor does Stanton have any right to acquire such securities.

(d) To the best knowledge and belief of the undersigned, no person other than Stanton has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the person named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(a) Assignment Agreement dated March 30, 2000 between Amerocan Marketing, Inc. and Marnie Stanton.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: April 7, 2000                   /s/ Marnie Stanton
-------------------                   ------------------
                                      Marnie Stanton